Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2018 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. An update to our assumptions for 2018 is in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline network; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU) (as described in Section 5 Discussion of operations), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge  network and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications network technologies (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the potential for appeals of, or government intervention further to, the impact from the CRTC’s determinations for wholesale GSM-based domestic roaming and the setting of such rates charged to wireless service providers (WSPs) on a retroactive basis; future spectrum auctions and spectrum policy determinations, including the amount of spectrum TELUS is able to acquire and its cost under the recently announced Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, as well as cost and availability of spectrum in the 3500 MHz band; restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a formal review of rates for wholesale FTTP access still to be commenced for TELUS; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the potential impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act, which began in early 2018; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; the outcome of TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED) including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the 2016 immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions, such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2017 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

May 10, 2018

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A
1.2 The environment in which we operate
1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2018
4.	Capabilities	4.1 Principal markets addressed and competition
4.2 Operational resources
4.3 Liquidity and capital resources
4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General
5.2 Summary of consolidated quarterly results and trends
5.3 Consolidated operations
5.4 Wireless segment
5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources	7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties
8.	Accounting matters	8.1 Critical accounting estimates
8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Telecommunications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures
11.2 Operating indicators

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections present a discussion of our consolidated financial position and performance for the three-month period ended March 31, 2018, and should be read together with our March 31, 2018, condensed interim consolidated financial statements (interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. In this MD&A, the term IFRS is used to refer to these standards. We adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers on January 1, 2018 with retrospective application. See Section 5.2 Summary of consolidated quarterly results and trends, Section 5.4 Wireless segment, and Section 5.5 Wireline segment of the MD&A and Note 2(c) of the interim consolidated financial statements for reconciliations of results excluding IFRS 15 effects. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with the nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that informed decisions can be made regarding appropriate public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (our Board) for issuance on May 10, 2018.

In this MD&A, unless otherwise indicated, results for the first quarter of 2018 (three-month period ended March 31, 2018) are compared with results from the first quarter of 2017, adjusted for the retrospective application of IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers (three-month period ended March 31, 2017).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

Economic growth

We have updated some of our assumptions since our 2017 annual MD&A. We now estimate that the rate of economic growth in Canada in 2018 will be 2.1% (previously 2.2%) based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we currently estimate that annual rates of economic growth will be 2.5% in 2018 in British Columbia (B.C.) (unchanged from our 2017 annual MD&A), and 2.4% in Alberta (unchanged from our 2017 annual MD&A). The Bank of Canada’s April 2018 Monetary Policy Report estimated economic growth in Canada will be 2.0% in 2018. The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 5.8% for March 2018 (5.7% for December 2017 and 6.7% for March 2017). The unemployment rate for B.C. was 4.7% for March 2018 (4.6% for December 2017 and 5.4% for March 2017), while the unemployment rate for Alberta was 6.3% for March 2018 (6.9% for December 2017 and 8.4% for March 2017).

1.3 Consolidated highlights

AlarmForce Industries Inc.

On January 4, 2018, we acquired the customers, assets and operations of AlarmForce Industries Inc. (AlarmForce) in B.C., Alberta and Saskatchewan for cash consideration of approximately $68 million. This acquisition, combined with our growing gigabit-capable TELUS PureFibre™ network, was made with a view to accelerating our position in smart home and security services, and providing us with the ability to offer our customers additional services as part of a bundle in the future.

Xavient Information Systems

On February 6, 2018, through our TELUS International (Cda) Inc. subsidiary, we closed an acquisition of 65% of Xavient Information Systems (Xavient), a group of information technology consulting and software services companies with facilities in the U.S. and India. The investment was made with a view to enhancing our ability to provide complex and higher-value information technology services, improving our related sales and solutioning capabilities, and acquiring multi-site redundancy in support of other facilities.

Long-term debt issue

On March 1, 2018, we issued $600 million of senior unsecured notes at 3.625% due March 1, 2028 and $150 million through the re-opening of Series CW notes at 4.70% due March 6, 2048. The net proceeds were used to repay approximately $725 million of outstanding commercial paper, as well as to fund the repayment, on maturity, of a portion of the $250 million principal amount outstanding on TELUS’ Series CS Notes due March 27, 2018, and for general corporate purposes.

Consolidated highlights

	2018	2017	Change
Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	Applying IFRS 9 and IFRS 15 (2017 adjusted), except as noted
Consolidated statements of income
Operating revenues	3,377	3,183	6.0%
Operating income	719	703	2.3%
Income before income taxes	563	565	(0.4)%
Net income	412	422	(2.4)%
Net income attributable to Common Shares	410	414	(1.0)%
Adjusted Net Income[1]	435	418	4.1%

Earnings per share (EPS) ($)
Basic EPS	0.69	0.70	(1.4)%
Adjusted basic EPS[1]	0.73	0.71	2.8%
Diluted EPS	0.69	0.70	(1.4)%
Dividends declared per Common Share ($)	0.5050	0.48	5.2%

Basic weighted-average Common Shares outstanding (millions)	595	591	0.8%
Consolidated statements of cash flows
Cash provided by operating activities	838	709	18.2%
Cash used by investing activities	(932)	(822)	13.4%
Capital expenditures[2]	(650)	(724)	(10.2)%

Cash provided (used) by financing activities	—	475	n/m
Other highlights
Subscriber connections[3] (thousands)	13,067	12,683	3.0%
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]	1,269	1,235	2.7%
Restructuring and other costs[1]	34	4	n/m
Adjusted EBITDA[1,4]	1,303	1,239	5.2%
Adjusted EBITDA margin[5] (%)	38.6	38.9	(0.3	) pts.

Free cash flow[1]	443	217	104.1%
Net debt to EBITDA — excluding restructuring and other costs[1,6] (times)	2.71	2.73	n/m

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(2)         Capital expenditures include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported on the condensed interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average billing per subscriber unit per month (ABPU), average revenue per subscriber unit per month (ARPU) and churn) were adjusted to include an estimated migration of 85,000 Manitoba Telecom Services Inc. (MTS) subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers by 11,000 to 74,000. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

(4)         Adjusted EBITDA for the first quarters of 2018 and 2017 excludes restructuring and other costs.

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

(6)         2017 amount excludes the effects of implementing IFRS 9 and IFRS 15. Had the 2018 amount excluded the effects of implementing IFRS 9 and IFRS 15, the 2018 amount would be 2.77. (See Section 7.5 Liquidity and capital resource measures.)

Operating highlights

•                  Consolidated operating revenues increased by $194 million in the first quarter of 2018:

Service revenues increased by $124 million in the first quarter of 2018, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues increased by $57 million in the first quarter of 2018, largely due to higher wireless equipment revenue resulting from increases in retention volumes and postpaid gross additions.

Other operating income increased by $13 million in the first quarter of 2018, primarily due to higher gains on sales of certain assets, and property, plant and equipment.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on March 31, 2018, our total subscriber connections increased by 384,000, reflecting a 5.7% increase in wireless postpaid subscribers, a 4.7% increase in high-speed Internet subscribers and a 3.2% increase in TELUS TV subscribers, partly offset by a 9.4% decline in wireless prepaid subscribers and a 5.1% decline in wireline residential NALs.

Our postpaid wireless subscriber net additions were 48,000 in the first quarter of 2018, up 4,000 from 2017, due to the success of promotions, our marketing efforts focused on higher-value postpaid and smartphone loading, and demographic shifts corresponding with Canadian population growth, partly offset by competitive intensity. Our average monthly postpaid subscriber churn rate was 0.95% in the first quarter of 2018, as compared to 0.93% in the first quarter of 2017. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 22,000 in the first quarter of 2018, relatively flat from 2017. Net additions of TELUS TV subscribers were 6,000 in the first quarter of 2018, also relatively flat from 2017. We experienced combined Internet and TV subscriber growth of 113,000 or 4.1% over the last 12 months. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $16 million in the first quarter of 2018, reflecting wireless network revenue growth driven by a larger customer base, in addition to growth in data service margins. These increases were partly offset by increased costs associated with higher wireless gross loading and retention volumes, higher compensation from an increase in the number of employees from acquisitions, higher restructuring and other costs, and higher depreciation and amortization due to growth in the asset base over the last 12 months resulting in part from acquisitions.

EBITDA includes restructuring and other costs, and increased by $34 million or 2.7% in the first quarter of 2018.

Adjusted EBITDA excludes restructuring and other costs, and increased by $64 million or 5.2% in the first quarter of 2018. The increase reflects growth in wireless network revenues and increased wireline data revenues, partially offset by: (i) increased costs associated with higher wireless gross loading and retention volumes; and (ii) increased employee benefits expense from an increase in the number of employees from acquisitions. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•                  Income before income taxes decreased by $2 million in the first quarter of 2018, reflecting higher Operating income as noted above, more than offset by an increase in Financing costs. The increase in Financing costs resulted primarily from foreign exchange losses and higher average long-term debt outstanding. (See Financing costs in Section 5.3.)

•                  Income taxes increased by $8 million in the first quarter of 2018, primarily due to an increase in the B.C. corporate income tax rate, in addition to an increased portion of income earned in Canada.

•                  Net income attributable to Common Shares decreased by $4 million in the first quarter of 2018. This decrease was driven by increases in Financing costs and Income taxes, partly offset by higher Operating income.

Adjusted Net income excludes the effects of restructuring and other costs, and increased by $17 million or 4.1% in the first quarter of 2018.

Reconciliation of adjusted Net income

	2018	2017	Change
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income attributable to Common Shares	410	414	(4)
Add back:
Restructuring and other costs, after income taxes	25	4	21
Adjusted Net income	435	418	17

•                  Basic EPS decreased by $0.01 or 1.4% in the first quarter of 2018. This decrease was driven by increases in Financing costs and Income taxes, partly offset by higher Operating income.

Adjusted basic EPS excludes the effects of restructuring and other costs, and increased by $0.02 or 2.8% in the first quarter of 2018.

Reconciliation of adjusted basic EPS

	2018	2017	Change
Three-month periods ended March 31 ($)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Basic EPS	0.69	0.70	(0.01)
Add back:
Restructuring and other costs, after income taxes, per share	0.04	0.01	0.03
Adjusted basic EPS	0.73	0.71	0.02

•                  Dividends declared per Common Share were $0.5050 in the first quarter of 2018, up 5.2% from one year earlier. On May 9, 2018, the Board declared a second quarter dividend of $0.5250 per share on the issued and outstanding Common Shares, payable on July 3, 2018, to shareholders of record at the close of business on June 8, 2018. The second quarter dividend increased by $0.0325 per share or 6.6% from the $0.4925 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.71 times at March 31, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, the net debt to EBITDA — excluding restructuring and other costs ratio was 2.77 times at March 31, 2018, up from 2.73 times at March 31, 2017, as the increase in net debt exceeded the growth in EBITDA — excluding restructuring and other costs. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $129 million in the first quarter of 2018 primarily due to lower income taxes paid, which reflected the reorganization of our legal structure in the third quarter of 2017 that impacted the timing of cash income tax payments.

•                  Cash used by investing activities increased by $110 million or 13.4% in the first quarter of 2018, attributed to higher cash payments for multiple business acquisitions as described earlier in this section, partly offset by lower capital expenditures. Acquisitions increased by $192 million in the first quarter of 2018 as we made cash payments for business acquisitions, including the Xavient and AlarmForce transactions, as described above in Consolidated highlights. Capital expenditures decreased by $74 million in the first quarter of 2018 primarily due to increased wireless capital expenditures in the first quarter of 2017 including the Eastern Canada radio access network update. (See Section 7.3 Cash used by investing activities.)

•                  Cash provided (used) by financing activities decreased by $475 million in the first quarter of 2018, reflecting decreased issuances of long-term debt, net of redemptions. (See Section 7.4 Cash provided (used) by financing activities.)

•                  Free cash flow increased by $226 million in the first quarter of 2018, resulting primarily from lower income taxes paid, lower capital expenditures and higher Adjusted EBITDA. (See calculation in Section 11.1 Non-GAAP and other financial measures.) The application of IFRS 15 reflects a non-cash accounting change. As such, the underlying economics and free cash flow generated by the business are not impacted by the change.

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2017 annual MD&A.

3.              Corporate priorities for 2018

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2018 corporate priorities.

Honouring our team, customers and social purpose by delivering on our brand promise

•                  In OpenSignal’s State of Mobile Networks: Canada February 2018 report, we were recognized as having the fastest 4G Download Speed and the fastest Overall Download Speed. This builds on OpenSignal’s January 2017 report that recognized TELUS as having the fastest Overall Download Speed in Canada.

•                  At the end of January 2018, we introduced our Canada-China plan to allow customers the freedom to use their wireless device effortlessly between Canada and China, Hong Kong and Macau respectively.

•                  On February 1, 2018, we were awarded the 2018 Best Sustainability Report in the Technology & Communications sector by the Finance and Sustainability Initiative.

•                  In March 2018, we announced further investments of approximately $50 million to connect additional homes and businesses in Eastern Quebec to our TELUS PureFibre network by the end of 2021. These investments were made with support from the federal government’s Connect to Innovate program and the provincial government’s Quebec branché program. With this support, we are continuing to deploy our TELUS PureFibre network in Eastern Quebec which will connect more than 99% of Eastern Quebec homes and businesses by 2021. Additionally, we announced an investment of $20 million to connect the residents and businesses of the city of Port Moody, B.C. to our TELUS PureFibre network by the end of 2020.

•                  In April 2018, the office of the Commission for Complaints for Telecom-television Services (CCTS) issued its mid-year report and TELUS continued to receive the fewest customer complaints of the national wireless carriers, while Koodo continued to receive the fewest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile were the subjects of 7.5%, 2.6% and 1.0% of the total customer complaints accepted by the CCTS, respectively, or 11.1% of total customer complaints, in aggregate, when approximately 28% of Canadian wireless customers have chosen us as their wireless service provider.

Leveraging our broadband networks to drive TELUS’ growth

•                  In February 2018, the Digital Technology Supercluster with TELUS as the lead applicant, was one of the winners of the Government of Canada’s Innovation Superclusters Initiative and will receive significant funding to further develop Canada’s strengths in data collection, analytics and visualization technologies for diverse industries.

•                  At March 31, 2018, we provided direct fibre-optic coverage to 51% of our current Optik TV footprint with our TELUS PureFibre network. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions.

Fuelling our future through recurring efficiency gains

•                  We applied efficiency gains to investment in our digital transformation including, by conducting together with our lead vendor, an urban trial of 5G wireless-to-the-home service using customer premise equipment.

Driving emerging opportunities in TELUS Health and TELUS International

•                  In January 2018, we launched the TELUS Baby Health app, a free digital tool used to create a health record for infants and as an educational resource for new and expecting parents.

•                  In February 2018, we acquired WEBS Inc. with a view to broadening our portfolio of health benefit management solutions.

•                  As noted in Section 1.3, we completed the acquisition of Xavient Information Systems, which now operates as Xavient Digital — powered by TELUS International.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2017 annual MD&A.

4.2 Operational resources

Wireless

Churn is defined in Section 11.2 of this MD&A. Our monthly postpaid churn rate was 0.95% in the first quarter of 2018 and has now been below 1% for 18 of the past 19 quarters despite strong competitive and economic pressures. In the first quarter of 2018, we continued to deliver leading blended customer churn on a national basis. Our monthly blended churn rate was 1.14% in the first quarter of 2018, which represented our lowest first quarter churn rate since we became a national carrier 18 years ago. This further exemplifies the success of our differentiated customers first culture, our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, and our retention programs.

Since mid-2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base. This includes investments in wireless small cells connected to our fibre technology to improve coverage and capacity and to prepare for a more efficient and timely evolution to 5G wireless services.

As at March 31, 2018, our 4G long-term evolution (LTE) technology covered 99% of Canada’s population, up from 98% at March 31, 2017. Furthermore, we have continued to invest in our LTE advanced network roll-out, which covered more than 88% of Canada’s population at March 31, 2018, up from more than 80% at March 31, 2017.

Wireline

We have continued to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV, and enhanced marketing of data products and bundles. Our fibre technology is also an essential component of our wireless access technology and will enable 5G deployment in the future as referenced above.

As at March 31, 2018, our high-speed broadband coverage reached more than 3 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 1.54 million homes and businesses covered by fibre-optic cable, representing approximately 51%, which provides these premises with immediate access to our gigabit-capable fibre-optic technology. This is up from approximately 1.15 million homes and businesses in the first quarter of 2017, representing approximately 39% covered by fibre-optic cable.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.) Through the course of fiscal 2018, we will monitor these measures excluding the effects of implementing IFRS 9 and IFRS 15. (See Section 8.2 Accounting policy developments in our 2017 annual MD&A.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. (See Section 7.5 Liquidity and capital resource measures). There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2019. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2017 annual MD&A.)

•                  On May 9, 2018, a second quarter dividend of $0.5250 per share was declared on our issued and outstanding Common Shares, payable on July 3, 2018, to shareholders on record at the close of business on June 8, 2018. The second quarter dividend for 2018 reflects a cumulative increase of $0.0325 per share or 6.6% from the $0.4925 per share dividend paid in July 2017.

•                  In connection with the dividend declared during the first quarter of 2018, our dividend reinvestment and share purchase plan trustee purchased from Treasury approximately 0.4 million dividend reinvestment Common Shares for $20 million, with no discount applicable.

Purchase Common Shares

•                  During the three-month period ended March 31, 2018, we did not repurchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $843 million at March 31, 2018, all of which was denominated in U.S. dollars (US$654 million), compared to $1,140 million (US$908 million) at December 31, 2017, and $1,122 million (US$844 million) at March 31, 2017.

•                  Our net draws on the TELUS International (Cda) Inc. credit facility were $441 million ($433 million net of unamortized issue costs) at March 31, 2018, compared to $346 million ($339 million net of unamortized issue costs) at December 31, 2017, and $305 million ($298 million net of unamortized issue costs) at March 31, 2017. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at March 31, 2018, (December 31 and March 31, 2017 — $100 million).

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On May 10, 2018, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at March 31, 2018, the ratio was 2.71 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the net debt to EBITDA — excluding restructuring and other costs ratio was 2.77 times at March 31, 2018, outside of the objective range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015, and the elevated strategic capital investments in our fibre-optic network. We expect these ratios to decline in 2018 and we continue to expect them to return to within the objective range in the medium term, consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis — Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at March 31, 2018, the historical ratio was 76% and the adjusted historical ratio was 76%. Excluding the effects of implementing IFRS 9 and IFRS 15, the historical ratio of 82% and the adjusted historical ratio of 82% exceeded the objective range; however, we currently expect that we will be within our target guideline when considered on a prospective basis within the medium term. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at March 31, 2018, our unutilized liquidity was approximately $1.4 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

Disclosure controls and procedures

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to average billing per subscriber unit per month (ABPU) and average revenue per subscriber unit per month (ARPU) growth, wireless trends regarding loading and retention spending, high-speed Internet subscriber growth, and various future trends. To support the transition to the new accounting standard, we believe ABPU provides management, investors and analysts with useful information to assess and evaluate our performance excluding the effects of implementing IFRS 15. ABPU represents the average monthly wireless network revenue derived from monthly service plan, roaming and usage charges as well as monthly re-payments of the outstanding device balance owing from customers on contract (see Section 11.2 Operating indicators). There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and of capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows. As we do not currently aggregate operating segments, our reportable segments as at March 31, 2018 are also wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

We applied IFRS 9 and IFRS 15, both with a transition date of January 1, 2018 with retrospective application. Refer to Section 8.2 Accounting policy developments in this MD&A and Note 2 of the interim consolidated financial statements for further information. In the following table, results for the 2016 periods do not include the application of IFRS 9 or IFRS 15.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2
($ millions, except per share amounts)	Applying IFRS 9 and IFRS 15					Excluding IFRS 9 and IFRS 15
Operating revenues	3,377	3,541	3,404	3,280	3,183	3,305	3,238	3,148
Operating expenses
Goods and services purchased[1]	1,408	1,635	1,522	1,423	1,324	1,574	1,426	1,331
Employee benefits expense[1]	700	683	638	649	624	962	681	628
Depreciation and amortization	550	564	547	526	532	533	515	499
Total operating expenses	2,658	2,882	2,707	2,598	2,480	3,069	2,622	2,458
Operating income	719	659	697	682	703	236	616	690
Financing costs	156	144	149	142	138	134	129	134
Income before income taxes	563	515	548	540	565	102	487	556
Income taxes	151	161	142	144	143	15	132	140
Net income	412	354	406	396	422	87	355	416
Net income attributable to Common Shares	410	353	403	389	414	81	348	416
Net income per Common Share:
Basic earnings per share (EPS)	0.69	0.59	0.68	0.66	0.70	0.14	0.59	0.70
Adjusted basic EPS[2]	0.73	0.66	0.70	0.70	0.71	0.53	0.65	0.70
Diluted EPS	0.69	0.59	0.68	0.66	0.70	0.14	0.59	0.70
Dividends declared per Common Share	0.5050	0.5050	0.4925	0.4925	0.48	0.48	0.46	0.46
Additional information:
EBITDA[2]	1,269	1,223	1,244	1,208	1,235	769	1,131	1,189
Restructuring and other costs[2]	34	54	23	36	4	348	60	23
Gains on the exchange of wireless spectrum licences	—	—	—	—	—	—	—	15
(Net losses and equity losses) net gains and equity income from real estate joint venture developments	—	(2)	—	3	—	7	10	9
MTS net recovery[3]	—	21	—	—	—	—	—	—
Adjusted EBITDA[2]	1,303	1,258	1,267	1,241	1,239	1,110	1,181	1,188
Cash provided by operating activities	838	979	1,133	1,126	709	732	1,032	892
Free cash flow[2]	443	274	215	260	217	(191)	98	126

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

(3)         Refer to our 2017 annual MD&A for definition.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base, ABPU and ARPU; and (ii) wireline data service revenue, including customer care and business services (CCBS) outsourcing (formerly business process outsourcing), Internet and enhanced data, TELUS TV services and TELUS Health revenues. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Year-over-year wireless equipment revenues generally increased from higher retention and gross loading volumes. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased expense reflects higher equipment expenses associated with increased postpaid gross additions and retention volumes, increasing wireless and wireline customer service, roaming, and external labour expenses to support growth in our subscriber base; and increased wireline TV costs of sales associated with a growing subscriber base.

The general trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees resulting from acquisitions to support CCBS outsourcing revenue growth and expand our TELUS Health offerings. This was partly offset by moderating wages and salaries resulting from reductions in the number of full-time equivalent (FTE) domestic employees associated with cost efficiency and effectiveness programs.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint and enhanced long-term evolution (LTE) network coverage, and growth in business acquisitions. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our generational investments in fibre to homes and businesses and our wireless technology, and the significant investments in wireless spectrum licences acquired during auctions in 2014 and 2015. Financing costs are net of capitalized interest, which was related to spectrum licences acquired during the wireless spectrum licence auctions. Capitalization of interest ceased in the first quarter of 2017, as cell sites are now capable of utilizing those spectrum frequencies. Financing costs also include Employee defined benefit plans net interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current periods for income taxes of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS has been impacted by the same trends as Net income and has also been impacted by share purchases under our normal course issuer bid programs. While a 12-month program is currently in place, there have been no such purchases under the program which commenced in November 2017.

The general trend of year-over-year increases in Cash provided by operating activities reflects generally higher consolidated Adjusted EBITDA and a decrease in year-over-year income tax payments in 2017 and into 2018, consistent with our assumption described in Section 9.3 of our 2017 annual MD&A. This trend was reduced by increased interest payments arising from increases in debt outstanding, offset by lower fixed-term interest rates. The trend of year-over-year increases in free cash flow reflects the above factors affecting Cash provided by operating activities. Free cash flow was impacted by the increases in capital expenditures in 2017 as we connected more homes and business directly to fibre and have now reached 51% of our Optik TV footprint at the end of the first quarter of 2018. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The following table provides a reconciliation of consolidated EBITDA results to consolidated results excluding the effects of implementing IFRS 15.

EBITDA – Reconciliation of consolidated IFRS 15 impacts

Three-month periods ended March 31 ($ millions)	2018	2017	Change
EBITDA	1,269	1,235	2.7%
Effects of contract asset, acquisition and fulfilment	18	26	(30.8)%
EBITDA – excluding IFRS 15 impacts	1,287	1,261	2.1%
Add back restructuring and other costs – excluding IFRS 15 impacts	38	4	n/m
Adjusted EBITDA[1] – excluding IFRS 15 impacts	1,325	1,265	4.7%

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Service	2,886	2,762	4.5%
Equipment	465	408	14.0%
Revenues arising from contracts with customers	3,351	3,170	5.7%
Other operating income	26	13	100.0%
Operating revenues	3,377	3,183	6.0%

Consolidated operating revenues increased by $194 million in the first quarter of 2018.

•                  Service revenues increased by $124 million in the first quarter of 2018, primarily reflecting growth in wireless network revenue, wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects a growing wireless subscriber base and, to a lesser extent, revenues related to postpaid subscribers we acquired from the MTS acquisition. The increase in wireline data service revenue reflects increased CCBS outsourcing revenue growth primarily due to growth in business volumes from recent acquisitions. Wireline data services revenue also reflects increases in Internet and enhanced data service, TELUS TV and revenue from our recently acquired home security line of business. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•                  Equipment revenues increased by $57 million in the first quarter of 2018, primarily due to increased wireless revenue from increases in retention volumes and postpaid gross additions. Excluding the effects of implementing IFRS 15, equipment revenues would have increased by $19 million, or 12.0%. See Note 2(c) of the interim consolidated financial statements.

•                  Other operating income increased by $13 million in the first quarter of 2018, primarily due to higher net gains in the current period than in the comparable period from the sale of certain assets, as well as property, plant and equipment.

Operating expenses

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased	1,408	1,324	6.3%
Employee benefits expense	700	624	12.2%
Depreciation	411	402	2.2%
Amortization of intangible assets	139	130	6.9%
Operating expenses	2,658	2,480	7.2%

Consolidated operating expenses increased by $178 million in the first quarter of 2018.

•                  Goods and services purchased increased by $84 million in the first quarter of 2018, reflecting increased costs associated with higher wireless gross loading and retention volumes, higher handset costs, increased roaming costs, higher non-labour restructuring and other costs, and increased external labour to support a growing subscriber base.

•                  Employee benefits expense increased by $76 million in the first quarter of 2018 due to higher compensation and benefits from an increase in the number of employees from acquisitions supporting growing TELUS International and TELUS Health, as well as higher employee-related restructuring and other costs driven by efficiency initiatives in the quarter. This was partly offset by lower compensation and benefit costs from a decrease in the number of domestic full-time equivalents (FTEs), excluding acquisitions, and higher capitalized labour costs.

•                  Depreciation increased by $9 million in the first quarter of 2018 due to increased expenditures associated with capital assets over the last 12 months, including those arising from our fibre investment and business acquisitions, partially offset by lower asset retirements.

•                  Amortization of intangible assets increased by $9 million in the first quarter of 2018, reflecting increased expenditures associated with the intangible asset base, including those arising from business acquisitions.

Adjusted EBITDA

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Wireless Adjusted EBITDA (see Section 5.4)	846	798	6.0%
Wireline Adjusted EBITDA (see Section 5.5)	457	441	3.7%
Adjusted EBITDA	1,303	1,239	5.2%

Adjusted EBITDA increased by $64 million or 5.2% in the first quarter of 2018. The increase reflects growth in wireless network revenues and increased wireline data revenues, partially offset by: (i) increased costs associated with higher wireless gross loading and retention volumes; and (ii) increased employee benefits expense from an increase in the number of employees from acquisitions.

Operating income

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Wireless EBITDA (see Section 5.4)	836	797	4.9%
Wireline EBITDA (see Section 5.5)	433	438	(1.2)%
EBITDA	1,269	1,235	2.7%
Depreciation and amortization (discussed above)	(550)	(532)	3.4%
Operating income	719	703	2.3%

Operating income increased by $16 million in the first quarter of 2018, while EBITDA increased by $34 million in the first quarter of 2018. These increases reflect wireless network revenue growth driven by a larger customer base, in addition to growth in wireline data service margins, partly offset by increased costs associated with higher wireless gross loading and retention volumes, and higher wireline restructuring and other costs from efficiency initiatives.

Financing costs

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Interest expense	150	142	5.6%
Employee defined benefit plans net interest	4	1	n/m
Interest income	(2)	—	n/m
Foreign exchange losses (gains)	4	(5)	n/m
Financing costs	156	138	13.0%

Financing costs increased by $18 million in the first quarter of 2018, mainly due to the following factors:

•                  Interest expense increased by $8 million in the first quarter of 2018, primarily due to the increase in average long-term debt balances outstanding, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.22% at March 31, 2018, as compared to 4.16% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Employee defined benefit plans net interest increased by $3 million in the first quarter of 2018, primarily due to the increase in the defined benefit plan deficit at December 31, 2017, to $334 million, from $79 million one year earlier, partly offset by a decrease in the discount rate.

•                  Foreign exchange losses (gains) have fluctuated as a result of relevant movement of the Canadian dollar relative to the U.S. dollar.

Income taxes

	2018	2017	Change
Three-month periods ended March 31 ($ millions, except tax rates)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Income taxes computed at applicable statutory rates	152	150	1.3%
Other	(1)	(7)	(85.7)%
Income taxes	151	143	5.6%
Income taxes computed at applicable statutory rates (%)	27.0	26.5	0.5	pts.
Effective tax rates (%)	26.8	25.3	1.5	pts.

Total income tax expense increased by $8 million in the first quarter of 2018, primarily due to an increase in the B.C. corporate income tax rate, in addition to an increased portion of income earned in Canada.

Comprehensive income

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income	412	422	(2.4)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(11)	(6)	83.3%
Item never subsequently reclassified to income	(43)	66	n/m
Comprehensive income	358	482	(25.7)%

Comprehensive income decreased by $124 million in the first quarter of 2018, primarily due to changes in employee defined benefit plans re-measurement amounts in addition to a decrease in Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base, ABPU and ARPU. This growth was coupled with higher-value smartphones in the sales mix. There was a general increase in wireless equipment revenues from higher renewal volumes. The general trend of year-over-year increases in subscriber net additions resulted from the success of our promotions, including marketing efforts focused on higher-value postpaid and smartphone loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple activated devices. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets may impact subscriber addition results and trends for future periods.

Wireless ABPU increased in 2017 due to an emphasis on marketing and increased mix of higher-rate plans, including our Premium Plus plans launched in June 2016, and a higher mix of data share plans which are at higher rates. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer behavioural response to increased frequency of customer data usage notifications, and offloading of data traffic to increasingly available Wi-Fi hotspots. The level of ABPU is highly dependent on competitive pressures, including promotional activity and resulting reactions to those pressures and promotions. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact ABPU, and as a consequence, there cannot be assurance that ABPU growth will continue to materialize.

In terms of seasonality, wireless ABPU has historically experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by historical seasonal sequential declines in the fourth and first quarters. This seasonal effect on ABPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance usage spikes have become less pronounced. In addition, customers are opting for higher-capacity data plans with higher base prices and benefiting from flexible data top-up features, resulting in less variability in chargeable data usage but higher monthly recurring revenue. Historically, the third and fourth quarter seasonal effects described above have reflected higher wireless subscriber additions, an increase in related acquisition incentives and equipment sales, and higher retention incentives due to contract renewals in those quarters. Historically, retention incentives have increased during periods of heightened marketing activity and have coincided with the maturation of contracts that reflect seasonal subscriber additions and renewals in previous periods. These impacts can be more pronounced around popular device launches and seasonal promotional events, such as back to school, Black Friday and the Christmas holiday season. Subscriber additions have generally been lowest in the first quarter. The fourth quarter of 2016 included the immediately vesting transformative compensation expense.

The trend of year-over-year improvements in our average monthly postpaid subscriber churn reflects our customers first efforts and our retention programs. We may experience pressure on our postpaid subscriber churn if the level of competitive intensity increases, in part due to increased promotional activity, if there is an increase in customers on expired contracts, or there is an increase in customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

Wireless operating indicators

	2018	2017	Change
At March 31	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Subscribers[1] (000s):
Postpaid	8,026	7,594	5.7%
Prepaid	890	982	(9.4)%
Total	8,916	8,576	4.0%
Postpaid proportion of subscriber base (%)	90.0	88.5	1.5	pts.
HSPA+ population coverage[2] (millions)	36.7	36.1	1.7%
LTE population coverage[2] (millions)	36.6	36.0	1.7%

Three-month periods ended March 31	2018	2017	Change
Subscriber gross additions[1] (000s):
Postpaid	244	225	8.4%
Prepaid	64	70	(8.6)%
Total	308	295	4.4%
Subscriber net additions[1] (000s):
Postpaid	48	44	9.1%
Prepaid	(43)	(53)	18.9%
Total	5	(9)	n/m
ABPU, per month[1,3] ($)	66.51	65.53	1.5%
ARPU, per month[1,3] ($)	55.55	55.50	0.1%
Churn, per month[1,2] (%)
Blended	1.14	1.18	(0.04	)pts.
Postpaid	0.95	0.93	0.02	pts.

(1)         Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ABPU, ARPU and churn) were adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers by 11,000 to 74,000. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Network revenue	1,472	1,415	4.0%
Equipment and other service revenues	411	355	15.8%
Revenues arising from contracts with customers	1,883	1,770	6.4%
Other operating income	7	2	n/m
External operating revenues	1,890	1,772	6.7%
Intersegment revenues	11	11	—%
Wireless operating revenues	1,901	1,783	6.6%

Total wireless operating revenues increased by $118 million in the first quarter of 2018.

Network revenue from external customers increased by $57 million in the first quarter of 2018. Network revenue increased by 4.0%, reflecting: (i) growth in the subscriber base, including subscribers we acquired from MTS on April 1, 2017; and (ii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. These were partly offset by declining chargeable data usage and the competitive environment putting pressure on base rate plan increases.

•                  Monthly ABPU was $66.51 in the first quarter of 2018, an increase of $0.98 or 1.5%, reflecting a higher proportion of higher-value postpaid and smartphone customers in the subscriber mix. Monthly ARPU was $55.55 in the first quarter of 2018.

•                  Gross subscriber additions were 308,000 in the first quarter of 2018, reflecting an increase of 13,000 in the first quarter of 2018. Postpaid gross additions increased by 19,000 due to the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, and demographic shifts as the Canadian population grows, partly offset by competitive intensity. Prepaid gross activations decreased by 6,000, resulting mainly from increased competitive intensity.

•                  Our monthly postpaid subscriber churn rate was 0.95% in the first quarter of 2018, as compared to 0.93% one year earlier. The continuing low postpaid subscriber churn rate during the first quarter of 2018 reflects our focus on executing customers first initiatives and retention programs, partly offset by incremental deactivations from competitive intensity. In January 2018, our postpaid subscriber churn rate was affected by the continuation of aggressive holiday offers. In both February and March 2018, our postpaid subscriber churn rate was below 0.90%. Our blended monthly subscriber churn rate was 1.14% in the first quarter of 2018, as compared to 1.18% one year earlier. The improvement in our blended subscriber churn rate in the first quarter of 2018 reflects the improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•                  Net subscriber additions reflect postpaid net additions of 48,000 in the first quarter of 2018, compared to 44,000 one year earlier, while our prepaid subscriber base decreased by 43,000 in the first quarter of 2018, as compared to a decrease of 53,000 in the first quarter of 2017. Net subscriber additions reflect the factors affecting gross subscriber additions as described above. Total net subscriber additions were 5,000 in the first quarter of 2018, reflecting a year-over-year improvement of 14,000 due to lower blended monthly churn and higher postpaid gross additions.

Equipment and other service revenues increased by $56 million in the first quarter of 2018, mainly due to higher retention volumes and postpaid gross additions, and an increase in higher-valued smartphones in the sales mix. Equipment revenues with the implementation of IFRS 15 are allocated a much larger portion of bundle revenues, particularly for our Wireless segment, as, in contrast to the accounting principles that were superseded, IFRS 15 does not constrain the measurement of equipment revenue in bundled arrangements to amounts that are received at the time of activation of handsets. The measurement of equipment revenue and service revenue is determined by allocating the minimum transaction price (the “minimum spend” amount required in a contract with a customer) based upon the stand-alone selling prices of the contracted equipment and services included in the minimum transaction price. For clarity, the application of IFRS 15 does not affect our cash flows from operations or the underlying economics of our relationships with customers. See Note 2(a), (c) of the interim consolidated financial statements.

Intersegment revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased:
Equipment sales expenses	418	366	14.2%
Network operating expenses	200	196	2.0%
Marketing expenses	83	84	(1.2)%
Other[1]	193	180	7.2%
Employee benefits expense[1]	171	160	6.9%
Wireless operating expenses	1,065	986	8.0%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses increased by $79 million in the first quarter of 2018.

Equipment sales expenses increased by $52 million in the first quarter of 2018, reflecting an increase in postpaid gross additions, higher retention volumes, an increase in higher-value smartphones in the sales mix and increasing handset costs.

Network operating expenses increased by $4 million in the first quarter of 2018, mainly due to increased roaming expenses.

Marketing expenses were relatively flat in the first quarter of 2018.

Other goods and services purchased increased by $13 million in the first quarter of 2018, primarily due to an increase in administrative costs supporting the higher customer base and higher external labour.

Employee benefits expense increased by $11 million in the first quarter of 2018, primarily due to higher labour-related restructuring costs from efficiency initiatives in the quarter.

EBITDA — Wireless segment

	2018	2017	Change
Three-month periods ended March 31 ($ in millions, except margins)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	836	797	4.9%
Add back restructuring and other costs included in EBITDA	10	1	n/m
Adjusted EBITDA[1]	846	798	6.0%
EBITDA margin (%)	44.0	44.7	(0.7	)pts.
Adjusted EBITDA margin[2] (%)	44.5	44.7	(0.2	)pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

Wireless EBITDA increased by $39 million or 4.9% in the first quarter of 2018. Wireless Adjusted EBITDA increased by $48 million or 6.0% in the first quarter of 2018, reflecting network revenue growth driven by a larger customer base, including the subscribers we acquired from MTS, and an improvement in equipment margins, partly offset by higher administrative costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses.

The following table provides a reconciliation of wireless EBITDA results to wireless results excluding the effects of implementing IFRS 15.

EBITDA — Wireless segment - Reconciliation of IFRS 15 impacts

Three-month periods ended March 31 ($ millions)	2018	2017	Change
EBITDA	836	797	4.9%
Effects of contract asset, acquisition and fulfilment	15	23	(34.8)%
EBITDA — excluding IFRS 15 impacts	851	820	3.8%
Add back restructuring and other costs — excluding IFRS 15 impacts	14	1	n/m
Adjusted EBITDA[1] — excluding IFRS 15 impacts	865	821	5.2%

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

For the period, EBITDA growth including the effects of IFRS 15 was greater than that without due to stronger postpaid loading in the first quarter of 2018 as compared to one year earlier, due to equipment revenue largely reflecting the full subsidized selling price of the contracted handset when the customer received the handset. We believe that with the implementation of IFRS 15, the free cash flow metric should be closely monitored, as the current EBITDA result could exaggerate the underlying cash economics under the new accounting standard in periods related to high promotional activity. Although an entity’s EBITDA results may look favourable in periods of strong loading, the cash costs of that loading (cost of acquisition and retention spend) need to be identified so as to determine what the trade-off was between current equipment revenue and future network revenue (and related ARPU).

5.5  Wireline segment

Wireline trends

The trend over the last eight quarters of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, CCBS outsourcing services, TELUS TV revenues and TELUS Health revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds and larger data usage rate plans. Growth rates of CCBS outsourcing services reflect acquisition growth and moderating organic growth, and we expect continued revenue growth. The general trend of increasing TELUS Health revenues has been driven by organic growth and through acquisitions. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and continuing intensification of competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice.

We expect continued high-speed Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from changing consumer habits, the high rate of market penetration and increased competitive intensity, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At March 31 (000s)	2018	2017	Change
Subscriber connections:
High-speed Internet subscribers	1,765	1,686	4.7%
TELUS TV subscribers	1,104	1,070	3.2%
Residential NALs	1,282	1,351	(5.1)%
Total wireline subscriber connections	4,151	4,107	1.1%

Three-month periods ended March 31 (000s)	2018	2017	Change
Subscriber connection net additions (losses):
High-speed Internet	22	24	(8.3)%
TELUS TV	6	7	(14.3)%
Residential NALs	(16)	(23)	30.4%
Total wireline subscriber connection net additions	12	8	50.0%

Operating revenues — Wireline segment

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Data services	1,089	992	9.8%
Voice services	281	316	(11.1)%
Other services and equipment	98	92	6.5%
Revenues arising from contracts with customers	1,468	1,400	4.9%
Other operating income	19	11	72.7%
External operating revenues	1,487	1,411	5.4%
Intersegment revenues	52	52	—%
Total operating revenues	1,539	1,463	5.1%

Total wireline operating revenues increased by $76 million in the first quarter of 2018.

•                  Data services revenues increased by $97 million in the first quarter of 2018. The increase was primarily due to: (i) growth in CCBS outsourcing revenues primarily due to growth in business volumes from recent acquisitions; (ii) increased Internet and enhanced data service revenues resulting from a 4.7% increase in our high-speed Internet subscribers over the last 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate changes; (iii) increased TELUS TV revenues resulting from 3.2% subscriber growth over the last 12 months and certain rate changes; (iv) an increase in equipment revenues in the business market; and (v) revenue from our recently acquired home security line of business. This growth was partly offset by the ongoing decline in legacy data services.

•                  Voice services revenues decreased by $35 million in the first quarter of 2018. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, including lower wholesale volumes and price plan changes. We experienced a 5.1% decline in residential NALs over the last 12 months.

•                  Other services and equipment revenues increased by $6 million in the first quarter of 2018, mainly due to higher voice equipment sales.

•                  Wireline subscriber connection net additions were 12,000 in the first quarter of 2018, reflecting an increase of 4,000 from the first quarter of 2017.

•                  Net additions of high-speed Internet subscribers were 22,000 in the first quarter of 2018, relatively flat compared to net additions in the first quarter of 2017, due to consistent customer demand for our high-speed broadband services, including fibre to the premises. Our continued focus on connecting more homes and businesses directly to fibre (as we reached 51% of our current Optik TV footprint), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together contributed to combined Internet and TV subscriber growth of 113,000 over the last 12 months.

•                  Net additions of TELUS TV subscribers were 6,000 in the first quarter of 2018, which was relatively flat compared to net additions in the first quarter of 2017. This reflects lower gross additions as the declining overall market for paid TV services has heightened competitive intensity in the market, including from OTT services, combined with a high rate of market penetration.

•                  Residential NAL losses were 16,000 in the first quarter of 2018, as compared to NAL losses of 23,000 in the first quarter of 2017. The residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, as well as increased competition, partially mitigated by the success of our bundled service offerings, expanding fibre footprint and our customers first initiatives.

Other operating income increased by $8 million in the first quarter of 2018, mainly due to higher net gains on sales of certain assets, partly offset by a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenues represent services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	2018	2017	Change
Three-month periods ended March 31 ($ in millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased[1]	577	561	2.9%
Employee benefits expense[1]	529	464	14.0%
Wireline operating expenses	1,106	1,025	7.9%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Total wireline operating expenses increased by $81 million in the first quarter of 2018.

Goods and services purchased increased by $16 million in the first quarter of 2018, primarily due to increased external labour related to acquisitions and new systems implementation in TELUS International, and higher TV content costs mainly driven by higher numbers of TV subscribers, partly offset by lower administrative costs.

Employee benefits expense increased by $65 million in the first quarter of 2018, mainly due to higher compensation and benefits from an increase in the number of employees from acquisitions supporting growing TELUS International and TELUS Health, and higher labour-related restructuring costs from efficiency initiatives in the quarter. These increases were partly offset by a decrease in the number of domestic FTEs, excluding acquisitions, and higher capitalized labour costs, including contract acquisition and fulfilment costs.

EBITDA — Wireline segment

	2018	2017	Change
Three-month periods ended March 31 ($ in millions, except margins)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	433	438	(1.2)%
Add back restructuring and other costs included in EBITDA	24	3	n/m
Adjusted EBITDA[1]	457	441	3.7%
EBITDA margin (%)	28.1	29.9	(1.8	)pts.
Adjusted EBITDA margin[2] (%)	29.7	30.1	(0.4	)pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

Wireline EBITDA decreased by $5 million or 1.2% in the first quarter of 2018. Wireline Adjusted EBITDA increased by $16 million or 3.7% in the first quarter of 2018 due to growth in data service margins (including Internet, TELUS Health services, and TELUS TV) and an increase in other operating income, partly offset by higher employee benefits expense, higher external labour, TV content costs and the continued declines in legacy voice services.

The following table provides a reconciliation of wireline EBITDA results to wireline results excluding the effects of implementing IFRS 15.

EBITDA — Wireline segment - Reconciliation of IFRS 15 impacts

Three-month periods ended March 31 ($ millions)	2018	2017	Change
EBITDA	433	438	(1.2)%
Effects of contract asset, acquisition and fulfilment	3	3	—%
EBITDA — excluding IFRS 15 impacts	436	441	(1.1)%
Add back restructuring and other costs — excluding IFRS 15 impacts	24	3	n/m
Adjusted EBITDA[1] — excluding IFRS 15 impacts	460	444	3.7%

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

The year-over-year EBITDA change including the effects of IFRS 15 is comparable to that excluding the application of IFRS 15 as the effects of contract asset, acquisition and fulfilment are less pronounced in our wireline segment compared to our wireless segment as there is a lower proportion of contracted subscribers within our wireline segment. There are some small deferral of costs related to fulfilment of certain large contracts required under IFRS 15. The effects of contract asset, acquisition and fulfilment will vary with the composition of customer deliverables and composition of promotional activities; the aggregate effect was unchanged year-over-year.

6.              Changes in financial position

	Mar. 31	Dec. 31
Financial position at:	2018	2017	Change		Change includes:
	Applying IFRS 9 and
($ millions)	IFRS 15 (2017 adjusted)		($ millions)	(%)
Current assets
Cash and temporary investments, net	415	509	(94)	(18.5)%	See Section 7 Liquidity and capital resources
Accounts receivable	1,449	1,614	(165)	(10.2)%	A decrease in roaming revenue accruals, as well as receipt of vendor credits and refund for MTS subscribers not migrated to TELUS
Income and other taxes receivable	15	96	(81)	(84.4)%	A decrease due to refunds received as well as timing of income tax expense compared to the required payment of instalments
Inventories	347	380	(33)	(8.7)%	A decrease in wireless handset inventory
Contract assets	757	757	—	—%	Refer to description in non-current assets
Prepaid expenses	614	493	121	24.5%	Increased due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless spectrum license fees, net of amortization
Current derivative assets	26	18	8	44.4%	An increase in the nominal amounts of U.S. currency hedging items.
Current liabilities
Short-term borrowings	100	100	—	—%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,054	2,460	(406)	(16.5)%

A decrease in payroll and other employee-related liabilities and the timing of accounts payable associated with lower capital expenditures and wireless handset inventory purchases. See Note 23 of the interim consolidated financial statements

Income and other taxes payable	38	34	4	11.8%	Current income tax expense exceeded required instalments made during the year
Dividends payable	299	299	—	—%	—
Advance billings and customer deposits	624	632	(8)	(1.3)%	A decrease in advance billings due to a lower number of wireless handsets shipped to external distribution channels. See Note 24 of the interim consolidated financial statements
Provisions	69	78	(9)	(11.5)%	Payments of restructuring disbursements exceeded new restructuring provisions. See Note 25 of the interim consolidated financial statements
Current maturities of long-term debt	852	1,404	(552)	(39.3)%	A decrease in outstanding commercial paper and maturation of $250 of our 1.50% Notes, Series CS in March 2018
Current derivative liabilities	6	33	(27)	(81.8)%	A decrease in the nominal amounts of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(419)	(1,173)	754	64.3%	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

	Mar. 31	Dec. 31
Financial position at:	2018	2017	Change		Change includes:
	Applying IFRS 9 and
($ millions)	IFRS 15 (2017 adjusted)		($ millions)	(%)
Non-current assets
Property, plant and equipment, net	11,482	11,368	114	1.0%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,754	10,658	96	0.9%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	4,569	4,236	333	7.9%	Acquisitions including a customer care and business services outsourcing company and a security business
Contract assets	377	396	(19)	(4.8)%	The accumulated effect of contract assets being amortized over the life of the customer contract exceeded the effect of net new customer contracts acquired in the period.
Other long-term assets	480	528	(48)	(9.1)%	A decrease in pension and post-retirement assets resulting from the actual return being less than the financial assumptions.
Non-current liabilities
Provisions	726	511	215	42.1%	Increased due to written put options in connection with a business acquisition in respect of non-controlling interests. See Note 25 of the interim consolidated financial statements
Long-term debt	13,138	12,256	882	7.2%	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	873	847	26	3.1%	An increase in pension and post-retirement liabilities resulting from the actual return being less than the financial assumptions. See Note 27 of the interim consolidated financial statements
Deferred income taxes	2,926	2,941	(15)	(0.5)%	Reduction in temporary differences between the accounting and tax basis of assets and liabilities including cash flow hedges and pension plan liabilities.
Owners’ equity
Common equity	9,508	9,416	92	1.0%

Net income of $410, dividends reinvested and optional cash payments of $20, and changes in ownership interests of subsidiary of $14, net of Other comprehensive loss of $53, and dividend declarations of $299. See Section 7.4 Cash provided (used) by financing activities

Non-controlling interests	72	42	30	71.4%	Includes Net income of $2 and changes in ownership interests of subsidiary of $29, net of Other comprehensive loss of $1.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1       Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	2018	2017	Change
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Cash provided by operating activities	838	709	129
Cash used by investing activities	(932)	(822)	(110)
Cash provided (used) by financing activities	—	475	(475)
Increase (decrease) in Cash and temporary investments, net	(94)	362	(456)
Cash and temporary investments, net, beginning of period	509	432	77
Cash and temporary investments, net, end of period	415	794	(379)

7.2 Cash provided by operating activities

Cash provided by operating activities

	2018	2017	Change
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA (see Section 5.4 and Section 5.5)	1,269	1,235	34
Restructuring and other costs, net of disbursements	(4)	(46)	42
Employee defined benefit plans expense, net of employer contributions	4	(1)	5
Share-based compensation expense, net of payments	18	16	2
Interest paid, net of interest received	(148)	(142)	(6)
Income taxes paid, net of recoveries received	(56)	(146)	90
Other operating working capital changes	(245)	(207)	(38)
Cash provided by operating activities	838	709	129

•                  Income taxes paid, net of recoveries received, decreased in the first quarter of 2018. This reflected the reorganization of our legal structure in the third quarter of 2017, which impacted the timing of cash income tax payments.

•                  For a discussion on Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Cash used by investing activities

	2018	2017	Change
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Cash payments for capital assets, excluding spectrum licences	(738)	(796)	58
Cash payments for acquisitions, net	(204)	(12)	(192)
Real estate joint ventures advances, net of receipts	(5)	(2)	(3)
Proceeds on dispositions and Other	15	(12)	27
Cash used by investing activities	(932)	(822)	(110)

•                  The decrease in Cash payments for capital assets, excluding spectrum licences for the first quarter of 2018, was composed of:

•                  A decrease in capital expenditures of $74 million in the first quarter of 2018 (see Capital expenditure measures table and discussion below)

•                  Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities decreased by $16 million in the first quarter of 2018.

•                  In the first quarter of 2018, we made cash payments for multiple business acquisitions, as described in Section 1.3, including AlarmForce, Xavient and other individually immaterial acquisitions complementary to our existing lines of business.

•                  Proceeds on dispositions and Other in the first quarter of 2018 were primarily related to the sale of small portfolio investments.

Capital expenditure measures

	2018	2017	Change
Three-month periods ended March 31 ($ millions, except capital intensity)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Capital expenditures[1]
Wireless segment	182	249	(26.9)%
Wireline segment	468	475	(1.5)%
Consolidated	650	724	(10.2)%
Wireless segment capital intensity (%)	10	14	(4	)pts.
Wireline segment capital intensity (%)	30	32	(2	)pts.
Consolidated capital intensity[2] (%)	19	23	(4	)pts.

(1)              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as presented on the condensed interim consolidated statements of cash flows.

(2)              See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased by $67 million in the first quarter of 2018 primarily due to activity in the first quarter of 2017 as we incurred costs to update our radio access network in Ontario and Quebec, which was completed in the second quarter of 2017. Additionally, we incurred costs in the first quarter of 2017 for the hardware upgrade of our wireless billing system.

Wireline segment capital expenditures decreased by $7 million in the first quarter of 2018, a decrease of 1.5% as we continued connecting additional homes and businesses directly to our fibre-optic network and our investments support systems reliability and operational efficiency and effectiveness. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. At March 31, 2018, we provided direct fibre-optic coverage to 51% of our current Optik TV footprint with our TELUS PureFibre network.

7.4 Cash provided (used) by financing activities

Cash provided (used) by financing activities

	2018	2017	Change
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Dividends paid to holders of Common Shares	(279)	(284)	5
Repayment of short-term borrowings	(6)	—	(6)
Long-term debt issued, net of redemptions and repayment	266	769	(503)
Issue of shares by subsidiary to non-controlling interests	24	—	24
Other	(5)	(10)	5
Cash provided (used) by financing activities	—	475	(475)

Dividends paid to the holders of Common Shares

In connection with dividends declared during the first quarter of 2018, the dividend reinvestment and share purchase plan trustee (Trustee) purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market. During the first quarter of 2018, cash dividends paid to the holders of Common Shares decreased by $5 million due to the Trustee purchasing dividend reinvestment Common Shares from Treasury, partly offset by higher dividend rates under our dividend growth program (see Section 4.3). During the first quarter of 2018, the Trustee purchased approximately 0.4 million dividend reinvestment Common Shares for $20 million, with no discount applicable.

In April 2018, we paid dividends of $278 million to the holders of Common Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $21 million, totalling $299 million.

Long-term debt issues and repayments

For the first quarter of 2018, long-term debt issues net of repayments were $266 million, a decrease of $503 million from the first quarter of 2017, primarily composed of:

•                  A net reduction in commercial paper, including foreign exchange effects, of $297 million to a balance of $843 million (US$654 million) at March 31, 2018 from a balance of $1,140 million (US$908 million) at December 31, 2017. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility of $95 million (US$66 million). As at March 31, 2018, net draws were $441 million ($433 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$342 million). As at December 31, 2017, net draws were $346 million ($339 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$276 million). The credit facility is non-recourse to TELUS Corporation.

•                  The March 1, 2018 issues of $600 million of senior unsecured Series CX notes at 3.625% due March 1, 2028, and $150 million through the re-opening of Series CW notes at 4.70% due March 6, 2048. For additional information on these notes, refer to Note 26(b) of the interim consolidated financial statements.

•                  The March 2018 repayment of $250 million of Series CS Notes.

In comparison, for the first quarter of 2017, long-term debt issues net of repayments were $769 million and were primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $509 million to a balance of $1,122 million (US$844 million) at March 31, 2017 from a balance of $613 million (US$456 million) at December 31, 2016.

•                  A decrease in the TELUS International (Cda) Inc. credit facility of $35 million (US$24 million). As at March 31, 2017, $305 million was outstanding ($298 million net of unamortized issue costs), all of which was denominated in U.S. dollars (US$229 million). As at December 31, 2016, $340 million was outstanding ($332 million net of unamortized issue costs), all of which was denominated in U.S. dollars (US$253 million). The credit facility is non-recourse to TELUS Corporation.

•                  The March 2017 issues of US$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048.

•                  The March 2017 repayment of $700 million of Series CD Notes.

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was approximately 10.8 years at March 31, 2018, an increase compared to approximately 10.7 years at December 31, 2017, and a decrease compared to approximately 11.3 years at March 31, 2017. Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.22% at March 31, 2018, as compared to 4.18% at December 31, 2017, and 4.16% at March 31, 2017.

Issue of shares by subsidiary to non-controlling interests

In connection with our Xavient transaction described in Section 1.3, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests.

7.5 Liquidity and capital resource measures

Net debt was $13.8 billion at March 31, 2018, an increase of $0.7 billion when compared to one year earlier, resulting mainly from the issuances of the $600 million of Series CX notes and the $150 million through the re-opening of Series CW notes as described in Section 7.4, and lower Cash and temporary investments, net. These increases were partially offset by the repayment of Series CS Notes and a net reduction of commercial paper outstanding as described in Section 7.4.

Fixed-rate debt as a proportion of total indebtedness was 90% as at March 31, 2018, up from 89% one year earlier, mainly due to the two unsecured note issuances in the first quarter of 2018 described in Section 7.4 and a net decrease in commercial paper, which emulates floating-rate debt. This was partly offset by an increase in the amounts drawn on the TELUS International (Cda) Inc. credit facility which is non-recourse to TELUS Corporation.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.71 times, as measured at March 31, 2018. Excluding the effects of implementing IFRS 9 and IFRS 15, net debt to EBITDA — excluding restructuring and other costs was 2.77 times as at March 31, 2018, up from 2.73 one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at March 31, 2018, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion, and the elevated strategic capital investments in our fibre-optic network, partially offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We expect these ratios to decline in 2018 and we continue to expect them to return to within the objective range in the medium term, consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2018	2018	2017
Components of debt and coverage ratios[1] ($ millions)	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15 [2]

Net debt	13,785	13,785	13,054
EBITDA — excluding restructuring and other costs	5,091	4,973	4,785
Net interest cost	582	582	564
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	90	90	89
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.8	10.8	11.3
Weighted average interest rate on long-term debt (excluding commercial paper) (%)	4.22	4.22	4.16
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.71	2.77	2.73
Coverage ratios[1] (times)
Earnings coverage	4.8	4.5	4.1
EBITDA — excluding restructuring and other costs interest coverage	8.8	8.5	8.5
Other measures[1] (%)
Dividend payout ratio	76	82	87
Dividend payout ratio of adjusted net earnings	76	82	76

(1)              See Section 11.1 Non-GAAP and other financial measures.

(2)              We have not recast comparative amounts for purposes of managing capital; as set out in Note 2(a) of the interim consolidated financial statements, a practical expedient that we are using in transitioning to IFRS 15 is that we are not recasting for contracts that were completed as at January 1, 2017, or earlier. Accordingly, amounts prior to fiscal 2017 included in the comparative 12-month period ended March 31, 2017, have not been prepared on a basis including IFRS 9 and IFRS 15. For purposes of assessing results compared to the prior period, we have excluded the effects of implementing IFRS 9 and IFRS 15 from our fiscal 2018 results.

Earnings coverage ratio for 12-month period ended March 31, 2018 was 4.8 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the earnings coverage ratio for the 12-month period ended March 31, 2018 was 4.5 times, up from 4.1 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.5, while an increase in borrowing costs reduced the ratio by 0.1.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2018 was 8.8 times. Excluding the effects of implementing IFRS 9 and IFRS 15, the EBITDA — excluding restructuring and other costs interest coverage ratio was 8.5 times, flat compared to one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.3, while an increase in net interest costs reduced the ratio by 0.3.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We currently expect that we will be within our objective range when considered on a prospective dividend payout ratio basis within the medium term. The historical measures for the 12-month period ended March 31, 2018 are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range.

7.6 Credit facilities

At March 31, 2018, we had available liquidity of more than $1.4 billion from the TELUS revolving credit facility, approximately $161 million of available liquidity from the TELUS International (Cda) Inc. credit facility and $110 million available from uncommitted letters of credit facilities. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions that expires on May 31, 2021. Subsequent to March 31, 2018, the credit facility was renewed at $2.25 billion with an expiry date of May 31, 2023.

TELUS revolving credit facility at March 31, 2018

Applying IFRS 9 and IFRS 15 ($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility [1]	May 31, 2021	2,250	—	—	(843)	1,407

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. Excluding the effects of implementing IFRS 9 and IFRS 15, as at March 31, 2018, our consolidated leverage ratio was approximately 2.77 to 1.00 and our consolidated coverage ratio was approximately 8.54 to 1.00. These ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at March 31, 2018, including a U.S. dollar-denominated commercial paper program for up to US$1.0 billion within this maximum aggregate amount. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at March 31, 2018, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is composed of a US$350 million revolving component and an amortizing US$120 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at March 31, 2018, $441 million ($433 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$342 million), with a weighted average interest rate of 3.87%.

Other letter of credit facilities

At March 31, 2018, we had $231 million of letters of credit outstanding (December 31, 2017 — $224 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $110 million at March 31, 2018.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2018, and available liquidity was $400 million as at March 31, 2018. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of May 10, 2018.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of May 10, 2018.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2017 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As of the date of this MD&A, we could offer up to $0.5 billion of debt or equity securities pursuant to a shelf prospectus that was in effect until April 2018; we intend to file a new shelf prospectus during the three-month period ended June 30, 2018.

As of the date of this MD&A, we had liquidity of more than $1.4 billion available from unutilized credit facilities (see Section 7.6 Credit facilities) and $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables).This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2018, our contractual commitments related to the acquisition of property, plant and equipment were $179 million through to December 31, 2022, as compared to $184 million over a period ending December 31, 2019 reported in our 2017 annual report.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

As at March 31, 2018, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2018	April 30, 2018
Common Shares	595	596
Common Share options — all exercisable (one for one)	<1	<1

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $7 million in the first quarter of 2018, as compared to $8 million in the first quarter of 2017. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first quarter of 2018, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of the interim consolidated financial statements.

As at March 31, 2018, the proportion of space leased in the TELUS Garden office tower was approximately 99%.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2019 (approximately $62 million at March 31, 2018) and construction financing ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2017. The preparation of financial statements in conformity with GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2017 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2017 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. Our financial performance is currently not materially affected by the retrospective application of the standard, nor is our financial position.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We have applied the standard retrospectively to prior reporting periods, subject to permitted and elected practical expedients.

The effects of the new standard and the materiality of those effects will vary by industry and entity; the effects on us of our retrospective application are set out in Note 2(c) of the interim consolidated financial statements and throughout the MD&A. Like many other telecommunications companies, we are materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and the capitalization of the costs of contract fulfilment (as defined by the new standard).

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2018 outlook, as described in Section 9 General trends, outlook and assumptions of our 2017 annual MD&A, remain the same, except for the following updates as follows:

•                  Our revised estimate for economic growth in Canada in 2018 will be 2.1% (previously 2.2%).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

We updated our 2018 consolidated financial targets to reflect IFRS 15 in a press release dated May 10, 2018, which is available on SEDAR (sedar.com).

9.1 Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage.

The following are updates to Section 9.4 Telecommunications industry regulatory developments and proceedings in our 2017 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

600 MHz spectrum repurposing decision released

On August 14, 2015, ISED published its Decision on Repurposing the 600 MHz Band, SLPB-004-15. In its decision, ISED announced its intention to jointly repack the 600 MHz band in line with the U.S. and to adopt the 70 MHz mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction. In August 2017, ISED initiated its Consultation on a Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band and on March 28, 2018, ISED released its Technical, Policy and Licensing Framework for the 600 MHz spectrum auction. ISED announced a 30 MHz set aside for facilities-based providers who serve less than 10% of the national subscriber share and are actively providing commercial telecommunication services to the general public in the license area of interest. The asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for entrants (as defined in the framework), raises the risk that we will not able to acquire all the spectrum we need in the auction process, or that we will be required to pay more than we might otherwise pay. The auction will commence on March 12, 2019.

Consultation on the Spectrum Outlook 2018 — 2022

On October 6, 2017, ISED released a Consultation on the Spectrum Outlook 2018 — 2022. There is a risk that bands identified as promising for mobile service are not allocated for mobile service or are delayed in being allocated or assigned. A 2018 — 2022 Spectrum Outlook is expected to be published in 2018 but is not a binding forecast of future spectrum assignments.

Consultation on repurposing the 3500 MHz spectrum to support 5G

On December 18, 2014, ISED released its Decisions Regarding Policy Changes in the 3500 MHz Band (3475 — 3650 MHz) and a New Licensing Process noting the band would be fundamentally reallocated for flexible (mobile and fixed) use in the near future. It is expected that ISED will release the long-awaited consultation on repurposing the 3500 MHz band to support 5G in 2018 and after issuing a transition decision, will then consult on a licensing framework (i.e. auction rules and conditions of licence) for the 3500 MHz band. There is a risk that the transition decisions and auction rules will favour certain carriers.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

CRTC decision on Review of the Wireless Code

On June 15, 2017, the CRTC issued Review of the Wireless Code, Telecom Regulatory Policy CRTC 2017-200. The major changes to the Wireless Code relate to: (i) the removal of unlocking fees and the requirement to sell all devices unlocked as of December 1, 2017; (ii) changes to the bill management features about how the $50 data usage cap and $100 data roaming cap are calculated and how consent to obtain additional usage is obtained; and (iii) amendments to the mandated trial period for customers who obtain a postpaid wireless contract. Changes to the Wireless Code were to be implemented by December 1, 2017. On November 16, 2017, we filed an application to the CRTC seeking an extension to the new bill management requirements to March 31, 2018, and the extension was granted on February 13, 2018. We have now completed the implementation of the bill management requirements and we completed implementation of all other new Wireless Code requirements by the December 1, 2017 deadline.

Wireline wholesale services followup

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for Internet service provider (ISP) competitors. This will include access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron). The CRTC initiated a followup proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions.

The FTTP followup activities directed in Telecom Policy CRTC 2015-326 remain ongoing. Associated tariff and cost study reviews are in process for Bell, Rogers, Videotron and Cogeco and a decision is pending. For the second phase, which involves FTTP wholesale services for the rest of Canada (including our serving territories), a proceeding on technical configurations commenced in 2017, and the associated cost study and tariff review will follow. We anticipate no material adverse impact in the short term from the CRTC’s decision. Given the phased implementation of the mandated provision of wholesale access to our FTTP networks, it is too early to determine the impact this decision will have on us in the longer term. The provision of access to unbundled local loops (ULLs) to competitors will no longer be mandated effective July 22, 2018, subject to the approval of an application setting out a test for ULL forbearance, which addresses areas where forbearance for retail voice service was predicted on the availability of ULLs. We filed such an application on January 19, 2018 and a CRTC decision is pending. The decision is not expected to have a material impact on us.

Wireless wholesale services roaming tariffs

On May 5, 2015, the CRTC determined that it would regulate the wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge other wireless carriers. Proposed final tariff rates were filed by TELUS, Rogers and Bell on November 23, 2015 based on the CRTC’s Phase II costing approach. On March 22, 2018, the CRTC issued final rates and ordered those rates to be applied retroactively to May 5, 2015. As a result of this retroactive rate order, we will issue credits to wholesale roaming customers, but such credits are not material. We are assessing the overall impact of the decision, which is not expected to be material.

Governor in Council’s order to the CRTC to reconsider wireless service providers’ wholesale mobile roaming service tariffs

The Governor in Council had previously ordered the CRTC to reconsider Wholesale mobile wireless roaming service tariffs - Final terms and conditions, Telecom Decision CRTC 2017-56. The CRTC had been ordered to reconsider whether Wi-Fi networks could be considered as a home network for service providers seeking mandated roaming. In response to this request, subsequent to the Governor in Council’s order, TNW Wireless Inc. brought an application requesting the CRTC to order TELUS and Bell Mobility to each provide wholesale roaming for a primarily Wi-Fi based service offering. On March 22, 2018, the CRTC issued its Reconsideration of Telecom Decision CRTC 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming, Telecom Decision CRTC 2018-97 following a public consultation. In this decision, the Commission confirmed the policy from Telecom Decision CRTC 2017-56 that Wi-Fi networks are not considered as a home network for mandated roaming. Under the Telecommunications Act, the Governor in Council has the power to vary or rescind this CRTC decision within 90 days. Simultaneously with the release of Telecom Decision CRTC 2018-97, the CRTC also launched Lower-cost data-only plans for mobile wireless services, Telecom Notice of Consultation CRTC 2018-98, where TELUS, Bell and Rogers are to file proposals about retail wireless data-only offers. The Commission noted that these types of offers might close gaps in the marketplace for lower-cost data-only plans. We participated in this proceeding as requested by the CRTC. The impact of any resulting decision is not known at this time.

Next generation 9-1-1- design efficiencies

On March 26, 2018, the CRTC released Next-generation 9-1-1 network design efficiencies, Telecom Notice of Consultation CRTC 2018-105. In this proceeding, the Commission is examining various technical issues related to how the Next-Generation 9-1-1 (NG9-1-1) network will operate, including roles and responsibilities related to the provision of location information servers and customer information databases, NG9-1-1 network components that could be shared, and efficient interconnection arrangements. This proceeding follows a report that was filed by the parties that will provision the NG9-1-1 network, which includes TELUS in our ILEC territories in B.C. and Alberta. We do not expect that the outcome from this proceeding will have a material impact on our operations.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted a series of administrative renewals, which extended the licence terms to May 31, 2018. We have filed applications for new broadcasting distribution licences to serve markets in B.C. and Alberta that exceed the 20,000 subscriber threshold for exemption, and a public hearing was held in October 2017 to consider these applications. Our regional broadcasting distribution licence to serve Quebec expires in August 2018, and as part of the renewal process, we have filed an application to return its province-wide regional licences in favour of operating on an exempt basis in each of its currently licensed serving areas in Quebec. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20.

CRTC ordered to report back to federal government on distribution models of the future

On September 22, 2017, the Governor in Council (Federal Cabinet) issued an Order in Council pursuant to section 15 of the Broadcasting Act to request that the CRTC hold hearings and report on distribution models of the future and how Canadians will access programming. The deadline for the CRTC’s report back to the federal government is June 1, 2018. On October 12, 2017, the CRTC launched a two-phase consultation process, which began with a written process on December 1, 2017. We participated in both the first and second phases. While the CRTC’s report to the federal government will likely form part of the record for the parallel review of the Broadcasting Act and Telecommunications Act, it is not expected to have any negative material impact on us.

Review of the Copyright Act and Copyright Board

The Copyright Act’s mandated five-year review was due in 2017 and the process for review was announced in December 2017. The Standing Committee on Industry, Science and Technology began this process in February 2018 with in-camera meetings with members of ISED and the Department of Canadian Heritage, and has announced a three- phase review with an expected completion timeline of early 2019. We will actively participate in this process and will advocate for changes that will enable innovative solutions to be deployed in an efficient manner while defending against proposals that would result in increased costs for the distribution of television signals. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, changes to the Copyright Act are not expected to have a negative material impact on us.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2017 annual MD&A and have not materially changed since December 31, 2017. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended March 31 ($)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Numerator — Sum of the last four quarterly dividends declared per Common Share	1.995	1.995	1.88
Denominator — Net income per Common Share	2.62	2.44	2.16
Ratio (%)	76	82	87

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, provisions related to business combinations, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended March 31 ($)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Numerator — Sum of the last four quarterly dividends declared per Common Share	1.995	1.995	1.88
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,555	1,450	1,278
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(1)	(1)	(16)
Deduct gain on the exchange of wireless spectrum licences, after income taxes	—	—	(13)
Provisions related to business combinations, after income taxes	(22)	(22)	11
Add back transformative compensation expense, after income taxes	—	—	224
Add back net unfavourable (deduct net favourable) income tax-related adjustments	21	21	(18)
	1,553	1,448	1,466
Denominator — Adjusted net earnings per Common Share	2.62	2.44	2.48
Adjusted ratio (%)	76	82	76

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended March 31 ($ millions, except ratio)	2018	2018	2017
	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Net income attributable to Common Shares	1,555	1,450	1,278
Income taxes (attributable to Common Shares)	592	553	432
Borrowing costs (attributable to Common Shares)[1]	569	569	544
Numerator	2,716	2,572	2,254
Denominator — Borrowing costs	569	569	544
Ratio (times)	4.8	4.5	4.1

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	2018	2017
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Net income	412	422
Financing costs	156	138
Income taxes	151	143
Depreciation	411	402
Amortization of intangible assets	139	130
EBITDA	1,269	1,235
Add back restructuring and other costs included in EBITDA	34	4
EBITDA — excluding restructuring and other costs and Adjusted EBITDA	1,303	1,239

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities. The application of IFRS 15 reflects a non-cash accounting change. As such, the underlying economics and free cash flow generated by the business are not impacted by the change.

Free cash flow calculation

	2018	2017
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
EBITDA	1,269	1,235
Deduct non-cash gains from the sale of property, plant and equipment	(8)	(1)
Restructuring and other costs, net of disbursements	(4)	(46)
Effects of contract asset, acquisition and fulfilment	18	26
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation	18	16
Net employee defined benefit plans expense	25	21
Employer contributions to employee defined benefit plans	(21)	(22)
Interest paid	(150)	(142)
Interest received	2	—
Capital expenditures (excluding spectrum licences)	(650)	(724)
Free cash flow before income taxes	499	363
Income taxes paid, net of refunds	(56)	(146)
Free cash flow	443	217

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	2018	2017
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Free cash flow	443	217
Add (deduct):
Capital expenditures (excluding spectrum licences)	650	724
Adjustments to reconcile to Cash provided by operating activities	(255)	(232)
Cash provided by operating activities	838	709

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

	2018	2017
As at March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Long-term debt including current maturities	13,990	13,677
Debt issuance costs netted against long-term debt	75	75
Derivative liabilities, net	59	38
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(24)	(42)
Cash and temporary investments	(415)	(794)
Short-term borrowings	100	100
Net debt	13,785	13,054

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in the first quarter of 2018 or the first quarter of 2017. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $582 million in the 12-month period ended March 31, 2018, and $564 million in the 12-month period ended March 31, 2017.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models. In addition, we include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of restructuring and other costs

	2018	2017
Three-month periods ended March 31 ($ millions)	Applying IFRS 9 and IFRS 15 (2017 adjusted)
Goods and services purchased	5	4
Employee benefits expense	29	—
Restructuring and other costs included in EBITDA	34	4

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average billing per subscriber unit per month (ABPU) for wireless subscribers is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and is expressed as a rate per month. Blended churn refers to the aggregate average of both prepaid and postpaid churn. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs, as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.